Filed by Superconductor Technologies Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Conductus, Inc. Commission File No.: 000-19915

Company Contact:	Investor Relations Contact:

Martin McDermut Senior Vice President, Chief Financial Officer Email: mmcdermut@suptech.com (805) 690-4500	Lippert / Heilshorn & Associates Lillian Armstrong, Moriah Shilton Email:larmstrong@lhai.com (415) 433-3777

SUPERCONDUCTOR TECHNOLOGIES INC. ANNOUNCES SPECIAL STOCKHOLDER MEETING

Investors to Vote on Proposals Related to Pending Merger with Conductus, Inc.

SANTA BARBARA, CA – November 25, 2002: Superconductor Technologies Inc. (Nasdaq: SCON) (“STI”) the global leader in high-temperature superconducting (HTS) products for wireless voice and data applications, will hold a special stockholder meeting on December 17th, 2002, at 10:00 am Pacific time. The meeting will be held at Superconductor’s principal executive offices located at 460 Ward Drive, Santa Barbara, California. At the meeting, stockholders will be asked to vote on certain proposals related to the pending merger between Superconductor Technologies and Conductus, Inc. STI has filed a Registration Statement on SEC Form S-4 in connection with the merger, and STI and Conductus recently mailed a Joint Proxy Statement/Prospectus to their respective stockholders. Please refer to these documents for information about the merger and the proposals to be voted upon at the special meeting.

About Superconductor Technologies Inc.

Superconductor Technologies Inc., headquartered in Santa Barbara, CA, is the global leader in developing, manufacturing, and marketing superconducting products for wireless networks. STI’s SuperLink™ Solutions are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless transmission data rates. SuperFilter®, the company’s flagship product in the SuperLink Rx product line, incorporates patented high-temperature superconductor (HTS) technology to create a cryogenic receiver front-end (CRFE) used by wireless operators to enhance network performance while reducing capital and operating costs.

     More than 1,700 SuperFilter Systems have been deployed worldwide, logging in excess of 20 million hours of cumulative operation. In 2002, STI was named one of Deloitte & Touche’s prestigious “Technology Fast 50” companies for the Los Angeles area, a ranking of the 50 fastest-growing technology companies in the area.

SuperFilter and SuperLink are trademarks or registered trademarks of Superconductor Technologies Inc. in the United States and in other countries. For information about STI, please visit visit www.suptech.com.

Merger with Conductus, Inc.

Earlier this year, STI announced that it would merge with Conductus, Inc. (NASDAQ: CDTS), combining the talents, technologies and assets of the two pioneers of commercial wireless and government applications of superconducting technology. Conductus, founded in 1987 and based in Sunnyvale, California, develops, manufactures and markets electronic components and systems based on superconductors for applications in the worldwide telecommunications market. The merger is expected to close by Dec. 31, 2002. The new entity will retain the STI name.

STI has filed a Registration Statement on SEC Form S-4 in connection with the merger, and STI and Conductus recently mailed a Joint Proxy Statement/ Prospectus to their respective stockholders containing information about the merger. Investors and security holders are urged to read the final Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about STI, Conductus, the merger and related matters. Investors can obtain these documents free of charge at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge by directing a request to Superconductor Technologies Inc., Chief Financial Officer, 460 Ward Drive, Santa Barbara, CA 93111, telephone (805) 690-4500.

STI, its directors, executive officers and certain members of management and employees may be soliciting proxies from STI’s stockholders in favor of the issuance of STI shares in connection with the merger and certain other matters requiring stockholder action. A description of any interests that STI’s directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

Conductus, its directors, executive officers and certain members of management and employees may be soliciting proxies from Conductus’s stockholders in favor of the adoption of the merger agreement. A description of any interests that Conductus’s directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

Safe Harbor Statement

The press release contains forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, STI’s views on the expected closing date of the merger, and are generally identified by phrases such as “thinks,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and similar words. Forward-looking statements are not guarantees of future performance and are inherently subject to uncertainties and other factors, which could cause actual results to differ materially from the forward-looking statements. These factors and uncertainties include: STI’s ability to expand its operations to meet anticipated product demands; the ability of STI’s products to achieve anticipated benefits for its customers; the anticipated growth of STI’s target markets; unanticipated delays in shipments to customers;

STI’s ability to achieve profitability; the uncertainties of litigation and the outcome of the patent litigation with ISCO International. STI refers interested persons to its most recent Annual Report on Form 10-K and its other SEC filings for a description of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management, and STI has not assumed any duty to update any forward-looking statements.